QUANTITATIVE ALPHA TRADING (CNSX:QAT) TO PURSUE STRATEGIC ALLIANCE WITH UK

AND US PARTNERS.

June 2, 2011 (Toronto)  Quantitative Alpha Trading Inc. ("QAT") announced today that it has entered into discussions directed toward forming a strategic alliance with Liquid Trading International LLP, a principal-only trading firm domiciled in the UK, and Green Mountain Analytics, a trading technology platform company based in the US.

"We are positive about the synergies between our firms and expect the integration of our technology platforms to commence in the coming months,

said Mr. Todd Halpern, Chair of QAT. "It is our goal to explore synergistic and strategic partnerships that will allow QAT to optimize its strong intellectual property assets."

QAT plans to leverage Green Mountain Analytics global exchange connectivity to expedite the worldwide dissemination of QATs technology.

"I am also delighted to report that one of our directors, Mr. Richard

Schaeffer, has been elected to the position of Vice-Chair of QAT", said Mr.

Halpern.  Schaeffer, a New York-based former chairman of NYMEX Holdings, Inc.

and the New York Mercantile Exchange, Inc. as well as a former director of the Montreal Stock Exchange, has taken a leading role in QATs efforts to establish and develop strategic global partnerships.

About QAT

For more than a decade, QAT has been researching, developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the companys proprietary systems use a linked series of computer programs to analyze securities market data in real-time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The company trades on CNSX under the symbol QAT.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT / Arrow Hedge Partners 1-

416-323-0477 jim@qatinc.com